July 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SOPHiA GENETICS SA (the “Company”)

Registration Statement on Form F-1

Registration No. 333-257646

Attention: Alan Campbell

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 22, 2021 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Deanna L. Kirkpatrick of Davis Polk & Wardwell LLP at (212) 450-4135 or deanna.kirkpatrick@davispolk.com with any questions with respect to this letter.

Sincerely,

SOPHiA GENETICS SA

By:	/s/ Ross Muken
	Name:	Ross Muken
	Title:	Chief Financial Officer